                                                                    Exhibit 99.3


INTERESTS OF CERTAIN PERSONS

  Certain members of CFC's management and of the CFC Board have interests in the Merger in addition to any interests they may have as stockholders of CFC generally. These material interests include provisions in the Merger Agreement relating to indemnification, directors' and officers' liability insurance, the election or appointment of six members of the CFC Board to the FUNC Board, the election or appointment of certain members of the CFC Board as trustees of the Charitable Foundation and certain severance and other employee benefits.

  In connection with the execution of the Merger Agreement, FUNC entered into a five-year employment agreement with Terrence A. Larsen, Chairman and Chief Executive Officer of CFC, which will become effective as of the Effective Date (the "Employment Agreement"). The Employment Agreement provides, among other things, for Mr. Larsen to receive an annual salary of not less than $1,000,000 and a combined annual salary and bonus of net less than $2,500,000. In addition, Mr. Larsen would receive 100,000 shares of restricted FUNC Common Stock and options to purchase 200,000 shares of FUNC Common Stock upon consummation of the Merger and in the calendar year following the calendar year in which such consummation occurs. Upon expiration of the five-year employment period, Mr. Larsen (or his current spouse) would receive annual retirement income of $1,000,000. In addition, FUNC would provide a split-dollar life insurance policy with a total death benefit of $20,000,000, $15,000,000 of which would be payable to Mr. Larsen's designated beneficiary, and the remaining $5,000,000 of which would be payable to FUNC. The Employment Agreement also provides for certain payments, notwithstanding termination of employment, and associated gross-up payments for taxes. Mr. Larsen's Employment Agreement shall supersede his termination of employment agreement with CFC upon consummation of the Merger.

  FUNC has agreed that Mr. Larsen will be elected or appointed a director and a Vice Chairman of FUNC following the Effective Date. Following the Effective Date, the "Office of the Chairman" of FUNC, will consist of Edward E. Crutchfield, Chairman and Chief Executive Officer of "FUNC", John R. Georgius, President of FUNC, and Mr. Larsen, who will become a Vice Chairman of FUNC. In addition to the election or appointment of Mr. Larsen as a director of FUNC, following the Effective Date, five other directors of CFC will be elected or appointed directors of FUNC. The members of the CFC Board who are not so elected or appointed directors of FUNC will be appointed to a board of directors which will advise FUNC management on certain matters in the Pennsylvania, New Jersey, New York, Connecticut and Delaware geographic areas of FUNC's operations. In addition, certain of such members of the CFC Board will be appointed as trustees of the Charitable Foundation.

  In connection with the execution of the Merger Agreement, FUNC also agreed to certain employment arrangements with respect to the 32 officers of CFC other than Mr. Larsen (the "CFC Officers") who are covered by termination of employment agreements (the "CFC Executive Agreements"), including Charles L. Coltman III, Vice Chairman of CFC, Charles P. Connolly, Jr., Vice Chairman of CoreStates Bank and P. Susan Perrotty, Executive Vice President of CFC (collectively, including Mr. Larsen, the "Named Officers"). Pursuant to the terms of the CFC Executive Agreements, eligible CFC Officers whose employment is terminated (as defined in the applicable CFC Executive Agreement) would receive severance pay equal to two times their highest base salary and bonus during the preceding two calendar years. In addition, each CFC Officer would be provided with certain employee benefits equivalent to those benefits received immediately prior to termination for a two-year


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

period following such termination. Payments are limited by the provisions of
Section 280G of the Internal Revenue Code of 1986, as amended (the "Code") and are offset by amounts which may be paid under any other CFC severance policy.

  With respect to the CFC Officers, FUNC agreed that if the employment of such officer terminates on the Effective Date, FUNC will honor the officer's CFC Executive Agreement in accordance with its terms. If such officer continues his or her employment after the Effective Date such officer would be eligible to receive, as applicable, under certain conditions, payments computed as if the termination payments under the officer's CFC Executive Agreement had been triggered on the Effective Date. Such payments would be made in six semi-annual installments commencing as soon as practicable after the Effective Date. If such officer's employment were to subsequently terminate, such officer would receive any of such payments which had not been paid prior to such termination. Without application of any applicable cap imposed by Section 280G of the Code, such payments with respect to Mr. Coltman, Mr. Connolly and Ms. Perrotty are currently estimated to amount to $1,380,000, $1,062,000, and $804,000, respectively, and with respect to the other 29 CFC Oficers are currently estimated to amount to $18,192,290, in the aggregate.

  With respect to Mr. Coltman, Ms. Connolly and Ms. Perrotty, if they were to continue their employment with FUNC after the Effective Date, they would also receive a minimum annual base salary of $420,000, $300,000 and $261,000, respectively, and a minimum annual bonus of $580,000, $300,000, and $239,000, respectively for a three-year period commencing on the Effective Date. In addition, Mr. Coltman, Mr. Connolly and Ms. Perrotty would receive 10,000, 8,000 and 6,000 shares, respectively, of restricted FUNC Common Stock and options to purchase 15,000, 10,000 and 10,000 shares, respectively, of FUNC Common Stock in each of the three years following the Effective Date. Mr. Coltman would also receive an annual retirement benefit of no less than $400,000 per year. Based upon the last reported sale price per share of FUNC Common Stock on the NYSE Tape on January 8, 1998 ($49.25), such restricted stock awards to Messrs. Larsen, Coltman and Connolly and Ms. Perrotty would have values in the aggregate of $9,850,000, $1,477,500, $1,182,000 and $886,500, respectively.

  The foregoing employment arrangements following the Effective Date are subject to the CFC Officers and FUNC entering into such agreements with respect to such arrangements as FUNC may deem necessary or appropriate.

  See "The Merger -- Interests of Certain Persons".


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

INTERESTS OF CERTAIN PERSONS

 General

  Certain members of CFC's management and of the CFC Board have interests in the Merger that are in addition to any interests they may have as stockholders of CFC generally. The material interests include provisions in the Merger Agreement relating to indemnification of CFC directors and officers, directors' and officers' liability insurance, the election or appointment of six members of the CFC Board to the FUNC Board, the election or appointment of certain members of the CFC Board as trustees of the Charitable Foundation and certain severance and other employee benefits.

 Larsen Employment Agreement; FUNC Management Post-Merger

  In connection with the execution of the Merger Agreement, FUNC entered into a five-year Employment Agreement with Terrence A. Larsen, Chairman and Chief Executive Officer of CFC, which will become effective as of the Effective Date. The Employment Agreement provides, among other things, for Mr. Larsen to receive an annual salary of not less than $1,000,000 and a combined annual salary and bonus of not less than $2,500,000. The Employment Agreement provides for an increase in Mr. Larsen's base salary over his current base salary with CFC and may result in the amount of his annual bonus. The Employment Agreement also provides that if Mr. Larsen's employment is terminated by FUNC before expiration of the term of the Employment Agreement or if Mr. Larsen voluntarily terminates his employment with FUNC at any time or if he dies, becomes disabled or retires before expiration of the term of the Employment Agreement, he (or his estate, if he were to die) will receive $2,500,000 per year until the expiration of the term of the Employment Agreement. Upon expiration of the term of the Employment Agreement, Mr. Larsen (or his current spouse, if he is not then living) is guaranteed an annual retirement income of $1,000,000 (which he may, under certain circumstances, elect to receive as a lump sum), offset by certain retirement benefits under plans of predecessor employers and social security benefits. Mr. Larsen will also receive 100,000 shares of restricted FUNC Common Stock and options to purchase 200,000 shares of FUNC Common Stock upon consummation of the Merger and in the calendar year following the calendar year in which such consummation occurs. In addition, FUNC would provide a split-dollar life insurance policy with a total death benefit of $20,000,000, $15,000,000 of which would be payable to Mr. Larsen's designated beneficiary, and the remaining $5,000,000 of which would be payable to FUNC. The Employment Agreement also provides for certain payments, notwithstanding termination of employment, and associated gross-up payments for taxes. Mr. Larsen's Employment Agreement shall supersede his termination of employment agreement with CFC upon consummation of the Merger.

     FUNC has agreed that Mr. Larsen will be elected or appointed a director and a Vice Chairman of FUNC following the Effective Date. Following the Effective Date, the "Office of the Chairman" of FUNC will consist of Edward E. Crutchfield, Chairman and Chief Executive Officer of FUNC, John R. Georgius, President of FUNC, and Mr. Larsen, who will become a Vice Chairman of FUNC. In addition to the election or appointment of Mr. Larsen as a director of FUNC, following the Effective Date, five other directors of CFC will be elected or appointed directors of FUNC. FUNC also agreed to cause two of the six CFC directors who are to be elected FUNC directors, including Mr. Larsen, to be elected or appointed as members of the Executive Committee of the FUNC Board.

 Indemnification; Directors' and Officers' Insurance

     The Merger Agreement provides that FUNC will indemnify the directors, officers and employees of CFC against certain liabilities (and will advance certain expenses) for six years following the Effective Date, to the fullest extent that such persons would have been entitled to indemnification (or to advancement of certain expenses) under the laws of the Commonwealth of Pennsylvania, the CFC Articles or the CFC Bylaws, as in effect on the date of the Merger Agreement. The Merger Agreement also provides that FUNC will maintain CFC's existing directors' and officers' liability insurance policy, or a policy (including FUNC's policy) providing comparable coverage, in an amount and on terms no less favorable, covering persons covered by such policy on the date of the Merger Agreement, for a period of three years after the Effective Date.

 Additional CFC Employment Agreements

     CFC has a termination of employment agreement with Mr. Larsen and also has the CFC Executive Agreements with the CFC Officers. In connection with the execution of the Merger Agreement, FUNC has agreed to honor each of the CFC Executive Agreements; provided that the Employment Agreement between Mr. Larsen and FUNC will supersede his termination of employment agreement with CFC upon consummation of the Merger. Pursuant to the terms of the CFC Executive Agreements, eligible CFC Officers terminated (as defined in the contract) would receive severance pay equal to two times their highest base salary and bonus during the preceding two calendar years. In addition, each eligible CFC Officer would be provided with certain employee benefits equivalent to those benefits received immediately prior to termination for a two-year period following such termination. Payments are limited by the provisions of Section 280G of the Code and are offset by amounts which may be paid under any CFC severance policy. With respect to such CFC Officers, FUNC agreed that if the employment of such officer terminates on the Effective Date, FUNC will honor the officer's CFC Executive Agreement in accordance with its terms. If such officer continues his or her employment after the Effective Date such officer would be eligible to receive, as applicable, under certain conditions, payments computed as if the termination payments under the officer's CFC Executive Agreement had been triggered on the Effective Date. Such payments would be made in six semi-annual installments commencing as soon as practicable after the Effective Date. If such officer's employment were to subsequently terminate, such officer would receive any of such payments which had not been paid prior to such termination. Without application of any applicable cap imposed by Section 280G of the Code, such payments with respect to Mr. Coltman, Mr. Connolly and Ms. Perrotty are currently estimated to amount to $1,380,000, $1,062,000, and $804,000, respectively, and with respect to the other 29 CFC Officers are currently estimated to amount to $18,192,290, in the aggregate.

     With respect to Messrs. Coltman and Connolly and Ms. Perrotty, if they were to continue their employment with FUNC after the Effective Date, they would also receive a minimum base salary of $420,000, $300,000 and $261,000, respectively,

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

and a minimum bonus of $580,000, $300,000, and $239,000, respectively, for a three-year period commencing on the Effective Date. In addition, Mr. Coltman, Mr. Connolly and Ms. Perrotty would receive 10,000, 8,000 and 6,000 shares, respectively, of restricted FUNC Common Stock and options to purchase 15,000, 10,000 and 10,000 shares, respectively, of FUNC Common Stock in each of the three years following the Effective Date. Mr. Coltman would also receive an annual retirement benefit of no less than $400,000 per year.

  Based upon the last reported sale price per share of FUNC Common Stock on the NYSE Tape on January 8, 1998 ($49.25), such restricted stock awards to Messrs. Larsen, Coltman and Connolly and Ms. Perrotty would have values in the aggregate of $9,850,000, $1,477,500, $1,182,000 and $886,500, respectively.

  The foregoing employment arrangements following the Effective Date are subject to the CFC Officers and FUNC entering into such agreements with respect to such arrangements as FUNC may deem necessary or appropriate.

 Employee Stock Options

  The CFC stock option plan provides that all outstanding options and stock appreciation rights shall become exercisable immediately prior to a change of control. Currently, no stock appreciation rights are outstanding. Under the terms of the stock option plan, a change of control includes, but is not limited to, approval by the CFC stockholders of a merger (such as the Merger) with respect to which all or substantially all of the individuals and entities who were the respective beneficial owners of the CFC Common Stock immediately prior to such merger do not, following such merger, beneficially own, directly or indirectly, more than 50 percent of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the corporation resulting from such merger.

  The following table sets forth with respect to each of the Named Officers and the CFC Officers as a group (excluding Messrs. Coltman and Connolly and Ms. Perrotty), as of the Record Date, (i) the number of shares covered by options held by such persons, (ii) the number of shares covered by such options that are exercisable, (iii) the number of shares covered by such options that will become exercisable upon approval of the Merger Agreement by CFC stockholders at the CFC Meeting, (iv) the weighted average exercise price for such exercisable options, and (v) the aggregate value of such exercisable options based upon the per share value (i.e., stock price less option exercise price) of CFC Common Stock on the Record Date ($81.25).

                                                                  WEIGHTED
                                                                  AVERAGE
                                              OPTIONS EXERCISABLE EXERCISE  AGGREGATE
                                    OPTIONS      UPON APPROVAL     PRICE    VALUE OF
                          OPTIONS  CURRENTLY          OF            PER    EXERCISABLE
                           HELD   EXERCISABLE  MERGER AGREEMENT    SHARE     OPTIONS
                          ------- ----------- ------------------- -------- -----------
Terrence A. Larsen......  550,738   472,131             0          $33.84  $26,111,999
Charles L. Coltman III..  261,131   220,738             0           34.62   12,175,922
Charles P. Connolly,
 Jr. ...................  140,992   112,430             0           35.07    6,510,593
P. Susan Perrotty.......   34,051    19,950             0           40.40    1,390,863
CFC Officers............  951,691   721,695             0           36.00   43,062,753

 Supplemental Retirement Benefits

  CFC maintains a supplemental retirement plan which provides benefits which cannot be paid from CFC's qualified retirement plan because of Code limitations. The CFC supplemental retirement plan provides that benefits may become payable if the beneficiary has terminated employment with CFC. Such benefits are not payable solely as a result of the Merger. CFC also maintains an excess 401(k) plan which permits contributions in excess of those permitted under ERISA. The plan provides that account balances will be distributed to participants in a lump sum after a participant's termination of employment. Such account balances are not payable solely as a result of the Merger.

 Certain Other Matters Relating to CFC Employee Benefit Plans

  The Merger Agreement provides for FUNC to assume all outstanding employee stock options to purchase shares of CFC Common Stock on the Effective Date in accordance with the terms of the CFC stock option plan and the individual stock option agreements, provided that such options shall thereafter be exercisable for a number of shares of FUNC Common Stock reflecting the Exchange Ratio.

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  The Merger Agreement also provides that after the Effective Date, employees of CFC shall be generally entitled to participate in the employee benefit plans of FUNC on substantially the same terms and conditions as employees of FUNC. Until such time, employees of CRFC would continue to participate in the employee benefit plans of CFC.

  CFC currently maintains a severance plan which is applicable to the general employee population. Under the terms of the severance plan, terminated CFC employees are entitled to severance benefits for periods ranging from a minimum of 12 weeks to a maximum of 78 weeks, generally depending upon length of service and job grade.

 Charitable Foundation; Regional Board

  The members of the CFC Board who are not elected or appointed directors of the FUNC Board will be appointed to a board of directors which will advise FUNC management on certain matters in the Pennsylvania, New Jersey, New York, Connecticut and Delaware geographic areas of FUNC's operations, for which they will receive annual fees of $32,000. In addition, certain of the members of the CFC Board will be appointed as trustees of the Charitable Foundation, for which they will receive annual fees of $32,000.


                                      49